UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 20, 2019

YANDEX N.V.

Schiphol Boulevard 165

1118 BG, Schiphol, the Netherlands.

Tel: +31 202 066 970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): 

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release dated December 20, 2019, announcing that the shareholders of Yandex N.V. (the “Company”) had approved the proposed restructuring of the corporate governance of the Yandex group, and providing the detailed results of the matters proposed at a meeting of the holders of Class A Ordinary Shares and at the Extraordinary General Meeting, both held on December 20, 2019.

   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YANDEX N.V.

Date: December 20, 2019	By:	/s/ Greg Abovsky
Greg Abovsky
Chief Financial Officer and Chief Operating Officer

  INDEX TO EXHIBITS

99.1	Press release dated December 20, 2019